HF Foods Group Inc.
6325 South Rainbow Boulevard Suite 420
Las Vegas, Nevada 89118

September 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Scott Anderegg

Re:    HF Foods Group Inc.
Registration Statement on Form S-3
Filed September 4, 2024
File No. 333- 281918
Acceleration Request

Dear Mr. Anderegg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the same will become effective on September 17, 2024, at 9:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please contact Christopher Peterson of Arnold & Porter Kaye Scholer LLP via telephone at (212) 836-8861 or via e-mail at Christopher.Peterson@arnoldporter.com with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours,

HF FOODS GROUP INC.

By: /s/ Christine Chang
Name: Christine Chang
Title: General Counsel and Chief Compliance Officer